UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number    0-10537

A.  Full title of the plan and the address of the plan if different from that of the issuer named below

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Old Second Bancorp, Inc.

37 South River Street, Aurora, Illinois 60506

(Address of principal executive offices, including zip)

(630) 892-0202

(Registrant’s telephone number, including Area Code)

Financial Statements and Supplemental Schedule

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Years ended December 31, 2007 and 2006

with Report of Independent Registered Public Accounting Firms

Employer Identification #36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Administrator of the Old Second Bancorp, Inc. Employees’

 401(k) Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole.  The supplemental schedule of assets held (at end of year) as of December 31, 2007 is presented for the purposes of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

July 2, 2008

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Old Second Bancorp, Inc. Employees’

   401(k) Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ MCGLADREY & PULLEN, LLP

Deerfield, Illinois

July 13, 2007

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006
Assets
Cash	$80,343	$—
Investments	51,393,132	52,605,939
Participant contribution receivable	71,513	73,219
Employer match contribution receivable	72,951	72,470
Profit-sharing contribution receivable	971,098	563,274
Interest receivable	1,463	8,680
Other receivables	32,479	11,453
	52,622,979	53,335,035
Liabilities
Accrued expenses	23,186	27,639
Net assets available for benefits	$52,599,793	$53,307,396

See accompanying notes.

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
Additions
Participant contributions	$1,917,890	$1,817,287
Profit-sharing contributions	971,098	563,274
Employer match contributions	1,387,109	1,321,588
Rollover contributions	303,407	4,960,384
Dividend and interest income	1,651,267	560,474
Net (depreciation) appreciation in fair value of investments	(362,275)	1,693,955
	5,868,496	10,916,962

Deductions
Benefit payments	6,527,163	4,302,583
Administrative expenses	48,936	59,475
Net (decrease) increase	(707,603)	6,554,904
Net assets available for benefits:
Beginning of year	53,307,396	46,752,492
End of year	$52,599,793	$53,307,396

See accompanying notes.

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Notes to Financial Statements

Years ended December 31, 2007 and 2006

1. Description of the Plan

The following is a brief description of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (the Plan).  Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan established to provide deferred compensation benefits to eligible employees.  Under the Plan, all nonunion employees of Old Second Bancorp, Inc. and certain of its affiliates (collectively, the Company) who have met certain eligibility requirements may elect to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, the Plan was amended to permit participation by any employee, both salaried and nonsalaried, who meets the eligibility requirements, other than any employee who is a member of a collective bargaining unit under which retirement benefits were the subject of good faith bargaining.  Eligible employees previously excluded from the Plan solely due to having been paid on a hourly basis rather than a salary basis shall, effective January 1, 1997, be credited with eligible service, benefit service, and vesting service (as defined) to the extent the employee would have been credited for such services had his or her employment with an affiliated company (as defined) been as a salaried employee rather than as an employee paid on an hourly basis.

Effective January 1, 2003, the Plan was restated and now permits employees of Old Second Mortgage Company, now known as Old Second National Bank – Residential Lending, who meet eligibility requirements to become a member of the profit-sharing portion of the Plan.  Under the January 1, 2003, restatement, the following employees are excluded from participating in the Plan: union employees, leased employees, intermittent commissioned part-time employees, and temporary employees.  Old Second Mortgage Company commissioned sales employees and appraisers and temporary employees are excluded from the profit-sharing portion of the Plan.

Contributions

Under provisions of the Plan, participants enter into agreements wherein each participant may elect an unlimited reduction in compensation (subject to statutory wage limitations).

Maximum contribution limits of compensation may apply for certain highly compensated employees.  In addition, prior to January 1, 2003, each participant could elect to make additional voluntary after-tax contributions subject to certain limitations as specified by the Plan.  The Company contributes on behalf of each participant an amount equal to 100% of the participant’s salary reduction contributions made each pay period (safe harbor enhanced matching contribution), not to exceed 6% of the participant’s compensation.  Participants must complete three months of service to be eligible for matching contributions, with the entry date being the first of the quarter coincident with or next following the employee’s three-month anniversary.

Profit-sharing contributions are based on amounts determined by the Company’s Board of Directors before the end of each year and shall not exceed the maximum amount deductible for federal income tax purposes.  Participants must complete one year of service to be eligible for profit-sharing contributions with the earliest entry date being the first of the quarter coincident with or next following their one year anniversary date.  Forfeitures are first used to pay Plan expenses.  Any remaining forfeitures are used to reduce Company contributions.  Forfeitures of $7,806 and $123,148 were used to reduce the profit-sharing contributions for the years ended December 31, 2007 and 2006.  Remaining forfeitures of $7,983 are available for use against administrative fees or future profit-sharing contributions.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Effective January 1, 2006, the Plan was amended to allow after-tax Roth deferrals.  Participants may direct their contributions and any related earnings into sixteen investment options.

Payment of Benefits

Upon termination of service, disability, retirement, or death, each participant or beneficiary may elect to receive accumulated benefits.  The benefit may be paid as a lump-sum amount, a series of installment payments or partial distribution(s), as determined by the participant or beneficiary.  Under certain circumstances, participants may receive a hardship distribution prior to termination upon approval of the plan administrator.  Upon attaining the age of 65, participants are eligible to receive in-service distributions of all vested balances.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) Company contributions, and (b) Plan earnings (losses).  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always fully vested in their employee contributions, rollover contributions, and company safe harbor matching contributions, and earnings thereon.  Nonsafe harbor matching contributions and earnings thereon become 100% vested after two years of service.

In compliance with the Pension Protection Act of 2006, effective January 1, 2007, the Company has amended the Plan’s vesting schedule for profit sharing contributions made for the plan year beginning January 1, 2007.  These contributions will vest under a 6 year graded schedule as follows:

Years of vesting service	Nonforfeitable percentage
0-1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Contributions made prior to the 2007 plan year will continue to vest under the 5-year cliff-vesting schedule.

Participant Loans

Participants may borrow from their accounts a maximum of the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from one to five years, except in the case of a loan for the purpose of acquiring a primary residence.  The term of such loan shall be determined by the Company.  The loans are secured by the balance in the participant’s account and bear a reasonable rate of interest as determined by the Company.  Principal and interest are paid ratably through semimonthly payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.  Upon Plan termination, all participants become fully vested in their account balances.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods.  Actual results could differ from those estimates.

Valuation of Investments

Investments in the Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans and the Money Market Funds are carried at the quoted market value of the underlying assets held in the funds.  The registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.  Common stock of Old Second Bancorp, Inc. is valued at the last reported bid price.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of investments are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Administrative Expenses

Certain administrative expenses of the Plan are paid by any available forfeitures and any excess paid by the Company.  Forfeitures in the amount of $23,186 and $49,310 were used to pay administrative expenses for the years ended December 31, 2007 and 2006, respectively.  The Plan charges participants fees for administrative expenses related to loans and distributions.

Payment of Benefits

Benefits are recorded when paid.

3. Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. The Plan has significant investments in Company stock.  The Company’s loan portfolio is concentrated heavily in residential and commercial real estate loans, which involve risks specific to real estate values and the real estate and mortgage markets in general, all of which have been experiencing significant weakness.

4. Investments

The fair value of the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Years Ended December 31,
	2007	2006
Common collective trust funds	$1,449,212	$1,683,443
Common stock	(1,646,176)	(954,816)
Registered investment companies	(165,311)	965,328
	$(362,275)	$1,693,955

The following investments represent 5% or more of the fair value of the Plan’s net assets:

	December 31
	2007	2006
Old Second National Bank of Aurora Common Collective Trust Funds for Corporate Retirement Plans:
OSNB Diversified Equity Porfolio	$7,297,217	$6,641,678
OSNB Bond Fund	3,094,328	2,630,823	(1)
OSNB Government Securities Fund	3,251,076	3,110,189
Dodge & Cox Stock Fund	3,201,896	2,961,068
Old Second Bancorp, Inc. common stock	17,242,446	21,407,899

All investments are participant directed

(1) Balance less than 5% threshold but presented for comparability purposes.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 26, 2002, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and, therefore, the related trust is tax-exempt.  In accordance with Revenue Procedure 2008-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since August 26, 2002, the plan administrator and Trustee believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. Related Party Transactions

Certain Plan investments such as the common collective trust funds are managed by Old Second National Bank, a subsidiary of the Company.  The Plan also holds Company stock.  Old Second National Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

During 2007, the Charles Schwab Trust Company became a custodian of the Plan and the Plan has investments in a Charles Schwab money market fund, therefore, these transactions qualify as party-in-interest transactions.

Old Second National Bank provides certain accounting, administrative and investment management services to the Plan for which no fees are charged.

7. Plan Amendments and Subsequent Events

Effective January 1, 2007, Old Second Mortgage Company is no longer a participating employer in the Old Second Bancorp, Inc. Employee’s 401(k) Savings Plan and Trust, as that company is fully merged with Old Second National Bank.

Effective January 1, 2007, Company Commissioned Loan Officers, Commissioned Staff Appraisers and Assistant Vice Presidents-Commission Only are allowed to participate in the Profit Sharing portion of the Plan, with compensation for Profit Sharing purposes in excess of the IRC 414(q)(1)(B) maximum dollar limit being excluded.

The Plan was amended to modify the default fund for contributions for participants that make no investment election.  Currently, if no investment election is made under a 401(k) source (contributions, safe harbor match, Profit Sharing, etc.) the default investment election is Government Securities.  Effective June 1, 2007, the default investment election is the Balanced Model Fund, which is comprised of 40% bonds, 55% equity, and 5% cash.

Effective July 1, 2007, Old Second Bank- Kane County and Old Second Bank- Yorkville merged into the Old Second National Bank of Aurora under the charter and title of Old Second National Bank.  The Old Second Bancorp, Inc. Employee’s 401(k) Savings Plan & Trust will continue as the 401(k)/Profit Sharing Plan for the merged entities under Old Second Bancorp, Inc.

Effective October 15, 2007, plan participants are allowed two outstanding loans including loans for any reason from the rollover source.

Old Second Acquisition, Inc., was formed as part of the November 5, 2007 Agreement and Plan of Merger between the Company, Old Second Acquisition, Inc., a wholly-owned subsidiary of Old Second Bancorp, Inc., and HeritageBanc, Inc. (“Heritage”).  The parties consummated the merger on February 8, 2008, at which time, Old Second Acquisition, Inc. was merged with and into Heritage with Heritage as the surviving corporation as a wholly-owned subsidiary of the Company.  Additionally, the parties merged Heritage Bank, a wholly-owned subsidiary of Heritage, with and into Old Second National Bank, with Old Second National Bank as the surviving bank.  After the completion of the merger transaction, Heritage was dissolved and is no longer an existing subsidiary.  Eligible Heritage employees were granted Plan eligibility and vesting service from 2002, where applicable, with benefit service commencing February 9, 2008, the date participants became employees of Old Second National Bank.  The Heritage employees participated in an ESOP plan sponsored by Heritage, which was terminated upon the acquisition.  Eligible employees of Heritage were allowed to roll their account balances into the Plan subject to the rollover provisions of the Plan.  The Heritage participants’ ESOP shares were converted to Company stock and cash.  Approximately $41.3 million of assets (approximately $25.2 million in Company stock) were rolled over into the Plan in February 2008.

8. Form 5500 Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2007:

Net assets available for benefits per financial statements	$52,599,793
Benefits payable at year-end	(19,413)
Net assets available for benefits per Form 5500	$52,580,380

The following is a reconciliation of benefits paid per the financial statements to the Form 5500 for the year ended December 31, 2007:

Benefits paid per financial statements	$6,527,163
Benefits payable at December 31, 2007	19,413
Benefits paid per Form 5500	$6,546,576

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not yet paid.

Supplemental Schedule

EIN 36-3143493

Plan #003

Old Second Bancorp, Inc. Employees’

401(k) Savings Plan and Trust

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-3143493     Plan #003

December 31, 2007

	Units/	Current
Identity of Issuer/Description	Shares	Value
Money Market
Schwab retirement Advtg Money Fund*	2,322,950	$2,322,950
Northern Trust Instl Prime Obligations Money Fund	3,387	3,387

Common Collective Trust Funds
The Old Second National Bank of Aurora Common Trust Fund for Corporate Retirement Plans
Diversified Equity Portfolio*	154,942	7,297,217
Bond Fund*	20,353	3,094,328
Government Securities Fund*	61,157	3,251,076
Conservative Fund*	23,731	307,883
Balanced Fund*	137,075	2,300,257
Growth Fund*	144,709	1,671,523
Aggressive Fund*	70,197	1,270,552

Registered Investment Companies
American Funds Growth Fund of America R2	59,963	1,992,574
Columbia Acorn Small Cap Fund Class Z	82,071	2,430,133
Dodge & Cox International Stock Fund	51,925	2,389,590
Dodge & Cox Stock Fund	23,159	3,201,896
Morgan Stanley International Equity A	42,838	810,487
T. Rowe Price Science & Technology Fund	14,349	336,494
Vanguard Index Trust 500 Portfolio	8,399	1,135,140

Common Stock
Old Second Bancorp, Inc. common stock*	643,615	17,242,446

Participant loans*, interest rates of 4.00% to 8.75%		335,199
		$51,393,132

*Represents a party in interest to the Plan.

        CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated July 2, 2008, with respect to the financial statements and supplemental schedule of Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust on Form 11-K for the year ended December 31, 2007.  We hereby consent to the incorporation by reference of said report in the Registration Statement of Old Second Bancorp, Inc. on Form S-8 (File No. 333-38914, effective June 9, 2000).

/s/ Grant Thornton, LLP

Chicago, Illinois

July 2, 2008

        CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-38914 of Old Second Bancorp, Inc. on form S-8 of our report dated July 13, 2007, appearing in this Annual Report on Form 11-K of the of the Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust for year ended December 31, 2006.

/s/ McGladrey & Pullen LLP

Deerfield, Illinois

July 2, 2008

SIGNATURES

Pursuant to the requirements of Section 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLD SECOND BANCORP INC.

	BY:	/s/ William B. Skoglund
William B. Skoglund

Chairman of the Board, Director
President and Chief Executive Officer
(principal executive officer)

	BY:	/s/ J. Douglas Cheatham
J. Douglas Cheatham

Executive Vice-President and
Chief Financial Officer, Director
(principal financial officer)

DATE: July 3, 2008